Kinder Morgan Canada Limited

Suite 2700, 300 — 5th Avenue S.W.

Calgary, Alberta T2P 5J2

July 19, 2018

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 4628
Washington, D.C. 20549

Attention: John Reynolds

Assistant Director

Office of Natural Resources

Re: Kinder Morgan Canada Limited

Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2018

File No. 0-55864

Ladies and Gentlemen:

In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 13, 2018, as well as your oral comments below issued on the same date, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we have repeated in bold type each comment exactly as set forth in the July 13 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Oral comments delivered on July 13:

Transaction, page 10

1. You refer the reader to the “EDGAR profile at www.sec.gov” for the text of the Purchase Agreement.  Please either append the agreement to the proxy materials or include a more precise reference to the version of the Agreement which you filed on June 1, 2018 via EDGAR as Exhibit 10.1 to your Form 8-K.

Response: We note the Staff’s comment and will revise our disclosure on page 10 of the Proxy Statement under the heading “The Transaction” to refer the reader specifically to the Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed via EDGAR on June 1, 2018.  Below is a redline showing the proposed change against the filed Proxy Statement:

A summary of certain material terms of the Purchase Agreement is included under “—The Purchase Agreement” below, and a copy of the Purchase Agreement is available under our SEDAR profile at www.sedar.com and under our EDGAR profile at ~~www.sec.gov.~~ www.sec.gov, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed via EDGAR on June 1, 2018.

General

2. Throughout the materials you state that approval requires “a majority of not less than two-thirds of the votes cast by shareholders,” while Chairman’s letter eliminates any ambiguity by simply stating that “at least two-thirds of the votes cast” are required to pass the Special Resolution.”  Please consider using an unambiguous formulation throughout your materials.

Response: We note the Staff’s comment and respectfully advise the Staff that Section 1(ii) of the Alberta Business Corporation Act (“ABCA”) defines a “special resolution” as “a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholder who voted in respect of that resolution.” We would also refer the Staff to Section 190(1) of the ABCA, which requires the approval of the shareholders of a corporation for any sale of all or substantially all of the property of the corporation, other than in the ordinary course of business and Section 190(6) of the ABCA, which provides that a sale referred to in Section 190(1) is adopted when the shareholders entitled to vote on it have approved the sale by a special resolution.

Comments included in the July 13 letter:

The Transaction, page 10

Fairness Opinion, page 19

1. You state that the fairness advisor TD Securities provided “the Fairness Opinion to the Board for its exclusive use only in considering the Transaction. The Fairness Opinion may not be relied upon by any other person.” You provide a similar statement at page 22. Please revise the disclaimer so that it does not constitute an undue limitation on reliance of information provided in the proxy statement.

Response: We note the Staff’s comment and we will revise the disclosure on page 10 under the heading “The Transaction” and on page 19 under the heading “Scope of Review, Assumptions and Limitations” of the Proxy Statement to state, “TD Securities provided the Fairness Opinion to the Board (in its capacity as such) for its use in connection with and for the purposes of its evaluation of the Transaction.” Below is a redline showing the proposed change against the filed Proxy Statement:

TD Securities provided the Fairness Opinion to the Board ~~for its exclusive use only in considering~~(in its capacity as such) for its use in connection with and for the purposes of its evaluation of the Transaction. The Fairness Opinion ~~may not be relied upon by any other person. The Fairness Opinion~~ does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction. The Fairness Opinion does not constitute a recommendation to acquire or dispose of securities of the Company or any other Interested Party nor it is a recommendation to Shareholders as to how to vote on the Transaction or act in any manner in relation to the Transaction.

2. We note your disclosure at page B-3 of the fairness opinion included as Appendix B that TD Securities reviewed and relied upon “forecasts, projections and estimates” from management. Please disclose the financial projections used by TD Securities to prepare its fairness opinion, if material, and the material assumptions underlying the projections:

Response: We note the Staff’s comment and have included in our response to Comment 4 below the disclosure that describes the financial projections used by TD Securities to prepare its fairness opinion.

Engagement of TD Securities, page 20

3. Please quantify the total fee payable to TD Securities for rendering its fairness opinion, specifying the amount paid upon delivery and the portion that is contingent upon consummation of the transaction. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response: We note the Staff’s comment and will revise our disclosure on page 20 of the Proxy Statement under the heading “Engagement of TD Securities” to specify the amount paid upon delivery and the portion of the fee that is payable upon completion of the Transaction. Below is a redline showing the proposed change against the filed Proxy Statement:

The terms of the Engagement Agreement and Letter Agreement provide that TD Securities will receive a transaction fee for its services~~, a portion~~ in an aggregate amount equal to CDN$4,000,000.00 (the “Transaction Fee”), CDN$1,500,000.00 of which was paid on delivery of the Fairness Opinion (regardless of its conclusion) ~~and a~~

~~portion of which~~(the “Fairness Opinion Fee”). The Transaction Fee, less any Fairness Opinion Fee paid, will be paid on completion of the Transaction or if another sale or disposition of the TMPL system is entered into within twelve months following termination of the Engagement Agreement. Furthermore, the Company has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

Recommendation of the Board of Directors, page 22

4. We note the brief synopsis you provide under “Approach to Fairness” at page 21 in which you identify some of the types of analyses that TD Securities performed. Please revise to provide a summary of the detailed presentation, including all material analyses conducted by TD Securities as part of its opinion. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(6) of Regulation M-A. In this regard, we note that at page 23 you indicate that TD Securities provided the Board with a “detailed presentation to assist the Board” in arriving at its conclusion and recommendation. In the alternative, explain to us why you omit this information.

Response: We note your comment and will revise our disclosure on page 21 of the Proxy Statement under the heading “Approach to Fairness” to read as follows:

“In considering the fairness of the consideration to be received by KMCU under the Transaction from a financial point of view to KMCU and the Company, TD Securities principally considered and relied upon the following approaches: (a) a comparison of the multiples implied by the Transaction to the multiples implied by precedent transactions in the Canadian energy pipeline and midstream industry; (b) a comparison of the multiples implied by comparable Canadian energy pipeline and midstream companies whose securities are publicly traded to the multiples implied by the consideration under the Transaction; (c) a comparison of the consideration to be received under the Transaction to a discounted cash flow analysis of KMCI, Trans Mountain and TM Pipeline LP under various scenario analyses including TMEP sensitivities on timing of completion and total construction costs; and (d) (1) a comparison of the Company’s indirect share of the consideration under the Transaction to recent market trading prices of the Restricted Voting Shares, and (2) a comparison of the estimated pro forma equity value of the Company assuming (i) no Transaction and cancellation of the TMEP and (ii) a Transaction for the proposed consideration.

The following is a summary of the material financial analyses performed by TD Securities and reviewed by the Board in connection with the Fairness Opinion and does not purport to be a complete description of the financial analyses performed by TD Securities. Certain of TD Securities’ financial analyses included a scenario in which the Company would forego a sale transaction and approve a full suspension and cessation of all work with respect to the TMEP.  Accordingly, certain of the analysis described below is illustrative of a scenario in which TMEP does not proceed.

The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by TD Securities or of its presentation to the Board on May 28, 2018. The order of analyses described below does not represent the relative importance or weight given to those analyses by TD Securities. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand TD Securities’ financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of TD Securities’ financial analyses.

Selected Precedent Transaction Analysis.  TD Securities compared the multiples implied by the consideration being offered in this Transaction (based on the existing Trans Mountain system) and reviewed and compared the purchase prices and financial multiples paid in selected other precedent transactions in the Canadian energy pipeline and midstream industry since 2003 that had publicly available data and that TD Securities, in the exercise of its professional judgment, determined to be relevant as follows:

Date Announced	Seller	Acquirer
8-Feb-18	MEG Energy Corp.	Wolf Midstream Inc.
1-May-17	Veresen Inc.	Pembina Pipeline Corp.
12-Dec-16	Canadian Natural Resources Ltd.	Inter Pipeline Ltd.
29-Sep-16	Enbridge Inc.	Tundra Energy Marketing Ltd.
6-Sep-16	Spectra Energy Corp.	Enbridge Inc.
14-Jul-16	Devon Energy Corp.	Wolf Midstream Inc.
25-Apr-16	Husky Energy Inc.	Cheung Kong Infrastructure Holdings Ltd.
6-Aug-15	TransCanada Corp. / Grand Rapids Pipeline LP	Keyera Corp.
22-Sep-14	Enbridge Inc.	Enbridge Income Fund Holdings Inc.
2-Sep-14	Riverstone Holdings LLC	Pembina Pipeline Corp.
11-Dec-12	Kinder Morgan Energy Partners LP, Borealis Infrastructure, Ontario Teachers’ Pension Plan	Spectra Energy Corp.
31-Oct-11	Pacific Northern Gas Ltd.	AltaGas Ltd.
7-Feb-11	Pacific Northern Gas Ltd.	Apache Corp. / EOG Resources Inc.
7-Apr-08	Rainbow Pipe Line Company Ltd.	Plains All American Pipeline LP
6-Sep-16	Suncor Energy Inc.	Fort McKay First Nation
5-Jun-15	Canexus Corp.	Cenovus Energy Inc.
14-Jun-15	Niska Gas Storage Partners LLC	Brookfield Infrastructure LP
20-Nov-12	BP plc	TransCanada Corp.
5-Apr-12	Perpetual Energy Inc.	Brookfield Asset Management Inc.
1-Feb-12	SEMCO Holdings Corp.	AltaGas Ltd.
12-Jan-11	Gibson Energy Partnership	Pembina Pipeline Corp.
6-Mar-06	EnCana Corp.	The Carlyle Group /Riverstone Holdings LLC
18-May-04	EnerPro Midstream Co.	KeySpan Facilities Income Fund
30-May-03	NOVA Chemicals Corp.	Pembina Pipeline Income Fund

For each of the selected transactions, TD Securities calculated and compared the resulting enterprise value in the transaction as a multiple of 2018E EBITDA and 2019E EBITDA. Such current year and/or forward year EBITDA multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. Some selected transactions may not have had publicly available information required to determine certain transaction multiples.  The results of the precedent transaction analysis are summarized below:

Multiple Range of Comparable Transactions

	Low	Average	High
Enterprise Value as a Multiple of Current Year EBITDA (Pipelines Focused Transactions)	10.0x	13.5x	15.8x
Enterprise Value as a Multiple of Forward Year EBITDA (Pipelines Focused Transactions)	9.7x	12.2x	14.6x
Enterprise Value as a Multiple of Current Year EBITDA (Storage & Terminals Focused Transactions)	8.1x	13.5x	18.1x
Enterprise Value as a Multiple of Forward Year EBITDA (Storage & Terminals Focused Transactions)	8.7x	11.1x	14.6x

Overall Average

Overall average as a Multiple of Current Year EBITDA	13.5x
Overall average as a Multiple of Forward Year EBITDA	11.9x

Assuming no value for TMEP other than salvage value from previous expenditures, the precedent transaction analysis implied values for the Trans Mountain system of between CDN $2.5 billion and CDN $3.6 billion.

Selected Publicly Traded Comparable Companies Analysis. In order to assess how the public market values shares of publicly traded companies similar to a company holding the unexpanded Trans Mountain system, TD Securities reviewed and compared certain financial information relating to the unexpanded Trans Mountain system with selected companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, TD Securities deemed similar to a company holding the unexpanded Trans Mountain system as follows:

Enbridge Inc.

TransCanada Corp.

Pembina Pipeline Corp.

Enbridge Income Fund Holdings Inc.

AltaGas Ltd.

Inter Pipeline Inc.

Keyera Corp.

Gibson Energy Inc.

Of the selected companies, TD Securities determined that Pembina Pipeline and Inter Pipeline were the most relevant comparable companies to a company holding the unexpanded Trans Mountain system, given their asset bases include long haul oil pipelines and the nature of their cash flow (i.e. predominately take or pay, cost of service / fee for service, limited commodity and volume exposure).

Multiple Range of Comparable Companies

	Low	Average	High
Enterprise Value/EBITDA 2018 (Canadian Large Cap Midstream Corporates)	12.0x	12.2x	12.3x
Enterprise Value /EBITDA 2019 (Canadian Large Cap Midstream Corporates)	10.9x	11.1x	11.3x
Enterprise Value /EBITDA 2020 (Canadian Large Cap Midstream Corporates)	10.3x	10.4x	10.6x

Enterprise Value /EBITDA 2018 (Canadian Mid Cap Midstream Entities)	7.9x	11.1x	12.3x
Enterprise Value /EBITDA 2019 (Canadian Mid Cap Midstream Entities)	7.6x	10.5x	12.0x
Enterprise Value /EBITDA 2020 (Canadian Mid Cap Midstream Entities)	6.6x	9.9x	12.2x

Enterprise Value / EBITDA of Pembina Pipeline (2018-2020)	10.7x	11.3x	12.0x
Enterprise Value / EBITDA of Inter Pipeline (2018-2020)	12.0x	12.13x	12.2x

Assuming no value for TMEP other than salvage value from previous expenditures, the comparable company analysis implied values for the Trans Mountain system of between CDN $2.2 billion and CDN $3.1 billion.

Discounted Cash Flow Analysis. TD Securities performed a net present value analysis (“NPV”) on the assets that are the subject of the Transaction, which estimates the present value of projected future free cash flows. The NPV methodology reflects the computed current value of the assets based on projected free cash flows expected to be generated from the assets with consideration for inherent risks of those free cash flows such as the amount, timing and relative certainty. The NPV approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of discount rates to be used in establishing a range of values. Discount rates were based on an analysis of the cost of equity and debt and other factors, in accordance with the Capital Asset Pricing Model (“CAPM”). TD Securities’ NPV analysis involved discounting to a present value the projected unlevered free cash flows of the assets from January 1, 2018 until December 31, 2059 utilizing an appropriate cost of capital as the discount rate.

TD Securities analyzed the assets by reviewing financial forecasts prepared by management, discussing these forecasts with management, and gathering and assessing other relevant publicly available information. TD Securities considered the unlevered free cash flow from the unexpanded Trans Mountain system that assumed that Trans Mountain continued its existing operations at 100% utilization and earned a regulated rate of return. The value of the Trans Mountain system also included incremental free cash flow generated from the lease of Trans Mountain owned tanks at the Edmonton Terminal to an affiliate in the Terminal business (which would become cash flow from a third party following a Transaction). TD Securities also considered the incremental unlevered free cash flow generated by the TMEP upon completion of the expansion project from currently contracted transportation capacity and utilization of spot transportation capacity. TD Securities considered several possible scenarios including scenarios where the expansion did not occur. The discount rates used in these scenarios varied from 5% to 11%.

Assuming no value for TMEP other than salvage value from previous expenditures, the discounted cash flow analysis implied values for the Trans Mountain system of between CDN $1.6 billion and CDN $2.4 billion. Assuming the TMEP was completed, the discounted cash flow analysis implied values for the Trans Mountain system of between CDN $2.3 billion and CDN $4.8 billion.

Equity Value Analyses. TD Securities also compared the Company’s indirect share of the pre-tax consideration under the Transaction (approximately CDN $13.00 per share) to recent market trading prices of the Restricted Voting Shares (approximately CDN $15.00 per share to CDN $18.00 per share). Additionally, TD Securities considered a comparison of the estimated pro forma equity value of the Company assuming (i) no Transaction and cancellation of the TMEP and (ii) a Transaction including the proposed consideration. This analysis resulted in an implied value of approximately CDN $4.5 billion (or CDN $12.94 per share), assuming no Transaction and cancellation of TMEP, against an implied equity value of approximately CDN $5.7 billion (or CDN $16.43 per share), assuming completion of the Transaction for the proposed consideration.

All of the information used in TD Securities’ analyses set forth above was based on publicly available sources and the financial projections provided by the Company’s management. The Company provided TD Securities with its long range outlook (including for the TMEP) as of January 1, 2018, with revisions to include, with respect to TMEP, sensitivities contemplating an increased capital cost of CDN $1 billion (as compared to the Company’s original estimate of CDN $7.4 billion) and a project completion date of December 31, 2020 (as compared to KML’s originally estimated completion date of December 31, 2019), and provided assistance to enable TD Securities to analyze additional sensitivities relating to capital expenditures and completion dates.

The description set forth above does not contain a complete description of the analyses performed by TD Securities, but does summarize the material analyses performed by TD Securities in rendering the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. TD Securities believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Fairness Opinion. In arriving at its conclusions in the Fairness Opinion, TD Securities considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, TD Securities made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be TD Securities’ view of the actual value of the Company.”

* * * *

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact our counsel, Adé Heyliger of Weil, Gotshal & Manges LLP at (202) 682-7095.

Very truly yours,

Kinder Morgan Canada Limited

By:	/s/ Dax A. Sanders
Dax A. Sanders
Chief Financial Officer

cc:	Michael J. Aiello
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

cc:	Adé Heyliger
Weil, Gotshal & Manges LLP
2001 M Street NW
Suite 600
Washington, DC 20036